**AM 6/30/2003

VF 7-2-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00


03051247

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16538


RECEIVED
JUN 27 2003
183
PROCESSING
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/01/02 (MM/DD/YY) AND ENDING 4/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WADSWORTH INVESTMENT CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

879 CHURCH STREET
(No. and Street)

WALLINGFORD	CT	06492
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DALE R. ALDIERI (203) 269-9730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS, MASCOLA & PHILLIPS, LLC
(Name – *if individual, state last, first, middle name*)

1062 BARNES ROAD; SUITE 203	WALLINGFORD	CT	06492
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/7-7

OATH OR AFFIRMATION

I, DALE R. ALDIERI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WADSWORTH INVESTMENT CO., INC., as of APRIL 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

DIRECTOR OF FINANCE

Title



Notary Public

MICHELE V. MACIEJKO
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DM&P

DAVIS, MASCOLA & PHILLIPS, LLC
Certified Public Accountants

1062 Barnes Rd., Ste. 203, Wallingford, CT 06492
Phone: (203) 265-0488 Fax: (203) 284-9486

1253 Berlin Turnpike, Berlin, CT 06037
Phone: (860) 828-8822 Fax: (860) 828-1095

William F. Wadsworth
Wadsworth Investment Company, Inc.
Wallingford, Connecticut

Independent Auditor's Report

We have audited the Financial and Operational Combined Uniform Single Report (FOCUS REPORT), Statement of Cash Flows, and Reconciliation of Computation of Net Capital of Wadsworth Investment Company, Inc. as of April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, the financial statements included in the FOCUS REPORT were prepared in conformity with the accounting practices prescribed by the Securities and Exchange Commission, which is the same as accounting principles generally accepted in the United States.

We were unable to obtain an evaluation from the Company's pension consultant to determine the funded or unfunded status of the defined benefit pension plan.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain an evaluation of the Company's defined benefit plan as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the Statement of Financial Condition for Noncarrying, Nonclearing and Certain Other Brokers or Dealers of Wadsworth Investment Company, Inc. as of April 30, 2003, and the Computation of Net Capital, Computation of Net Capital Requirement, Statement of Income (Loss), Statement of Changes in Ownership Equity, Statement of Cash Flows, and the Reconciliation of Computation of Net Capital for the year then ended on the basis of accounting described in Note 1.

Davis, Mascola & Phillips, LLC

May 27, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 1989
Estimated average burden hours per response	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: WADSWORTH INVESTMENT CO., INC. [13]

SEC FILE NO. [14]

FIRM I.D. NO. 5844 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

879 CHURCH STREET [20]
(No. and Street)

WALLINGFORD [21] CT [22] 06492 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 5/01/02 [24]

AND ENDING (MM/DD/YY) 4/30/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DALE R. ALDIERI [30]

(Area Code)—Telephone No. (203) 269-9730 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 20th day of June 2003

Manual signatures of:



1) Principal Executive Officer or Managing Partner

2) Principal Financial Officer or Partner

3) Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT CO., INC. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/03 [99]
SEC FILE NO. [98]
Consolidated [X] [198]
Unconsolidated [ ] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 2,679	200			$ 2,679	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	373,808	424				
E. Spot commodities		430			373,808	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0	490	8,316	680	8,316	920
11. Other assets	0	535	0	735	0	930
12. TOTAL ASSETS	$ 376,487	540	$ 8,316	740	$ 384,803	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT CO., INC. as of 4/30/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value:		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	675 [1205]	[1385]	675 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of.... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of.... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 675 [1230]	$ [1450]	$ 675 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		11,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		373,128 [1794]
E. Total		384,128 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 384,128 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 384,803 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT CO., INC. as of 4/30/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 384,128	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			384,128	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 8,316	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(8,316)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 375,812	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	7,476	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(7,476)	3740
10. Net Capital			$ 368,336	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT CO., INC. as of 4/30/03

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line		Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$ 45	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 363,336	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 368,268	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line		Sub-amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 675	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 675	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			% 0.18	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ NOT APPLICABLE	3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess capital (line 10 less 24)	$	3910
26.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT CO., INC.

For the period (MMDDYY) from 5/1/02 [3932] to 4/30/03 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 7,159	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions	7,159	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	13,083	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	599,008	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	18,696	3995
9. Total revenue	$ 637,946	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$ 13,772	4120
11. Other employee compensation and benefits	328,386	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	2,852	4195
15. Other expenses	200,456	4100
16. Total expenses	$ 545,466	4200

NET INCOME

Item	Amount	Code
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 92,480	4210
18. Provision for Federal income taxes (for parent only)	0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4338]		
22. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 92,480	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT CO., INC.

For the period (MMDDYY) from 5/01/02 to 4/30/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 291,648	4240
A. Net income (loss)			92,480	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 384,128	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$ NOT APPLICABLE	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT CO., INC. as of 4/30/03

Exemptive Provision Under Rule 15c3-3

25. If an excemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm CANTELLA 4335	X	4570
D. (k) (3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
40	4641	4642	4643	4644	4645

Total $ 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

WADSWORTH INVESTMENT COMPANY, INC.
STATEMENT OF CASH FLOWS
For the period ended April 30, 2003

OPERATING ACTIVITIES:

Net income/(loss)	$ 92,480
Adjustments to reconcile net gain to net cash provided by operating activities:	
Depreciation	7,173
Gain on securities	(13,082)
Decrease in accrued liabilities	(6,277)
Net cash used in operating activities	80,294

INVESTING ACTIVITIES:

Purchase of equipment	(3,256)
Sale of securities	821,620
Purchase of securities	(808,538)
Net cash used in investing activities	9,826

Increase in cash and cash equivalents	90,120
Cash and cash equivalents at beginning of year	283,067
Cash and cash equivalents at end of year	$ 373,187

SUPPLEMENTAL DISCLOSURES:

Interest paid: None
Income taxes paid: Federal - None; State $81

See accompanying notes and accountant's report.

WADSWORTH INVESTMENT COMPANY, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
April 30, 2003

Net capital per audit report			$ 368,336
Net capital per 5th quarterly report			371,311
Difference			($ 2,975)

The differences were the result of the following corrections:

Line 1.	Total ownership equity.		$ 5,407
	Differences created by adjustment for:		
	Depreciation expense	(4,924)	
	Office expense	5,207	
	Sales commission	4,559	
	Payroll taxes	565	
		$ 5,407	
Line 6A.	Deductions and/or charges Total nonallowable assets.		(8,316)
	Asset purchases	($ 3,392)	
	Accumulated depreciation	(4,924)	
		($ 8,316)	
Line 9C4.	Haircuts on securities		(66)
			($ 2,975)

There were no material differences in net capital.

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

See accompanying notes and accountant's report.

WADSWORTH INVESTMENT COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
April 30, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Description of Business

Wadsworth Investment Company, Inc. is a broker-dealer, located in Wallingford, CT, which sells shares of mutual funds and other investments. The Company receives most of its income from commissions on the sale of investments and does not handle any client funds or hold any client securities.

b) Basis of Financial Statement Presentation

The Company prepares the FOCUS REPORT in accordance with the requirements of the Securities and Exchange Commission. The basis of accounting is the same as accounting principles generally accepted in the United States.

c) Equipment

Equipment is stated at cost and depreciated using estimated useful lives. The estimated useful life of equipment is 5 - 7 years. The current year depreciation expense is $7,173. Equipment book value is summarized as follows:

Equipment	$ 60,538
Accumulated depreciation	(52,222)
Net book value	$ 8,316

d) Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all short-term debt securities with a maturity of three months or less to be cash equivalents.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f) Concentrations of Credit Risk

Cash accounts are maintained at a bank in Wallingford, Connecticut and a Mutual Fund Money Market account. At times, cash balances may be in excess of FDIC insurance limits, or in uninsured accounts.

g) Stockholder Equity

The stockholder equity consists of retained earnings and common stock outstanding. These are 100 shares no-par common stock authorized with 60 shares issued and outstanding at April 30, 2003.

2. RELATED PARTY TRANSACTIONS

The Company is solely owned by William F. Wadsworth. Mr. Wadsworth is also the sole shareholder of Wadsworth Financial Group, Inc., and is a partner in Portfolio Timing Services. The Company also leases office space from the sole shareholder. Rent expense for the year totaled $60,000. The Company does not receive any income from or pay any expenses to Portfolio Timing Services.

3. PENSION PLAN

The Company has a pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The Company's contributions for the year was $313,864. No benefits were paid during the year ended April 30, 2003.

4. INCOME TAXES

No provision has been made for deferred taxes because the timing differences between book and tax depreciation are immaterial and the Company does not have any other timing differences.

Income taxes currently due are composed of the following:

Federal	$ 70
State	$882